FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2010
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
(“Gold Fields” or “the Company”)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123
DEALING IN SECURITIES BY DIRECTORS
In compliance with paragraphs 3.63 - 3.74 of the Listings
Requirements of JSE Limited ("the Listings Requirements") we
hereby advise that Messrs MD Fleischer and PA Schmidt,
directors of major subsidiaries and Gold Fields Limited
respectively, have sold their shares (Performance Vesting
Restricted Shares (“PVRS”)) which were awarded to them in terms of The Gold Fields Limited 2005 Share Plan, as amended.
Details of the transactions are set out below:
MD Fleischer
Nature of transaction On market sale of shares
Transaction Date 13 August 2010
Number of Shares 2986
Class of Security Ordinary shares
Price per Share R103.09
Total Value R307,826.74
Vesting Period
The award vests on the third
anniversary following the grant date
Nature of interest Direct and Beneficial
PA Schmidt
Nature of transaction On market sale of shares
Transaction Date 16 August 2010
Number of Shares 452
Class of Security Ordinary shares
Price per Share R102.50
Total Value R46,330.00
Vesting Period
The award vests on the third
anniversary following the grant date
Nature of interest Direct and Beneficial
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance for Messrs MD Fleischer and PA Schmidt to deal in the above securities has been obtained.
16 August 2010
Sponsor:
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 16 August 2010
GOLD FIELDS LIMITED
By:
Name:      Mr W J Jacobsz
Title:        Senior Vice President: Investor
                  Relations and Corporate Affairs